VOICESERVE, INC.
Cavendish House
369 Burnt Oak Broadway
Edgware, Middlesex HA8 5AW
(44) 208 136 6000

July 9, 2007

Ms. Goldie Walker
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:        4306, Inc. (now known as Voiceserve, Inc.)
Registration Statement on Form 10-SB
Filed April 3, 2006
File no. 333-051882

Dear Ms. Walker:

As a follow up to the letter dated June 21, 2007. this letter will confirm that 4306, Inc. (now known as Voiceserve, Inc.). (the “Company”) is aware of and acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

VOICESERVE, INC.

By:	/s/ Michael Bibleman
Michael Bibleman
Chief Executive Officer